780 Lynnhaven Parkway

Suite 400

Virginia Beach, Virginia 23452

July 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Inspire Veterinary Partners, Inc. Application Withdrawal

Registration Statement on Form S-1 filed on July 7, 2025

File No. 333-288552

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inspire Veterinary Partners, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-288552, together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on July 8, 2025.

The Registrant confirms that no securities registered in the Registration Statement that remain unsold or otherwise unissued as of the date hereof will be issued or sold under the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the unsold securities under the Registration Statement be credited for a subsequent registration statement filed in the name of the Registrant.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Cassi Olson, Esq., The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170 at (312) 662-2913.

Very truly yours,

Inspire Veterinary Partners, Inc.

By:	/s/ Kimball Carr
Kimball Carr
Chief Executive Officer